AB 3/26

OMB APPROVAL

OMB Number: 3235-0123



13031538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE REID GROUP LLC**

OFFICIAL USE ONLY

FIRM ID. NO.130448

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 AVENUE OF THE AMERICAS, 42nd FLOOR
(No. and Street)

NEW YORK	NY	10020
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DONOVAN L. REID (212) 554-4030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO., C.P.A.s
(Name - if individual, state *last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(state)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2013
02 REGISTRATIONS BRANCH

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/26

OATH OR AFFIRMATION

I DONOVAN L. REID **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** THE REID GROUP LLC **as of** DECEMBER 31, **2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

NONE



Signature

CHIEF EXECUTIVE OFFICER

Title



Notary Public


NOTARY PUBLIC
JAIME NAVARRO
Notary Public, State of Florida
Commission# EE 192996
My comm. expires Apr. 25, 2016

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THE REID GROUP, LLC

TABLE OF CONTENTS



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To The Management Committee of
The Reid Group, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Reid Group, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due from fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Reid Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
March 5, 2013

THE REID GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012

ASSETS

Due from related party	$ 47,666	
Other assets	680	
Total assets		$ 48,346

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 19,519
Member's Equity		
Contributed capital - authorized 1,000,000 units, issued and outstanding 10,000 units	$ 51,974	
Accumulated deficit	(23,147)	
Total member's equity		28,827
Total liabilities and member's equity		$ 48,346

The accompanying notes are an integral part of the financial statements.

THE REID GROUP, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues		
Investment banking fees	$ 120,000	
Operating expenses		
General and administrative	122,109	
Net loss		$ (2,109)

The accompanying notes are an integral part of the financial statements.

THE REID GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2011	$ 51,974	$ (21,038)	$ 30,936
Net loss - 2012	-	(2,109)	(2,109)
Balance at December 31, 2012	$ 51,974	$ (23,147)	$ 28,827

The accompanying notes are an integral part of the financial statements.

THE REID GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Net loss	$ (2,109)	
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) Decrease in due from related party	(7,654)	
Decrease in other current assets	6	
Increase in accounts payable and accrued expenses	6,855	
Net cash used by operating activities		(2,902)
Cash and at beginning of year		2,902
Cash at end of year		$ -

Supplemental disclosures of cash flow information

Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of the financial statements.

THE REID GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

The Reid Group, LLC (the "Company") is an independent boutique investment banking firm headquartered in New York. The Company is a limited liability company formed on December 30, 1998 under the laws of the State of Delaware. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"), effective on September 14, 2004.

The Company offers its middle market institutional clients corporate finance services, including debt and equity private placements, and advisory services, including advice on mergers and acquisition, corporate restructuring, and strategic matters. The firm has no research, trading, lending, or related activities and, instead, is dedicated to providing high-quality, conflict free, client focused advice.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) **Accounting estimates**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) **Cash and cash equivalents**
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c) **Revenue recognition**
Revenue includes fees for the Company's retention, its role as arranger and agent in private placements, and for advisory services. Retention fees are typically non-reimbursable and recorded when earned upon the execution of client engagement letters. Arrangement and private placement agency fees are earned through the Company's arrangement of credit facilities and private placements of debt and equity securities, respectively. Advisory fees are earned by the Company in its role as financial advisor in mergers and acquisitions and similar transactions. Arrangement and private placement agency fees are recorded at the time the credit facilities and private placement of debt and equity transactions are completed, respectively. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Unreimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses.

NOTE 3 - MEMBER'S EQUITY AND LIMITED LIABILITY COMPANY AGREEMENT

The Limited Liability Company Agreement ("the Agreement"), as amended, dated March 20, 2004, sets forth the respective rights and obligations of Members of the Company and provide for terms of its management and conduct of its affairs. The Company has two Managing Members, of which the current Chief Executive Officer is the sole equity member and owner. The Company's Management Committee is responsible for managing the affairs of the Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Company's regulatory net capital at December 31, 2012 was ($19,519) which was below the minimum net capital requirement by $24,519. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

SEC Rule 17a-11 requires that every broker or dealer whose net capital declines below the minimum amount required pursuant to SEC Rule 15c3-1 shall give notice of such deficiency that same day. The notice shall specify the broker or dealer's net capital requirement and its current amount of net capital. On July 18, 2011, the Company notified the SEC and FINRA that the Company's net capital was ($6,950), or $11,950 below its minimum net capital requirements. Pursuant to regulatory requirements, the Company is not permitted to actively engage in any securities business until the Company's net capital exceeds $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Company was in violation of Rule 15c3-1 throughout 2012.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members whose tax impact depends on their respective tax situations. Accordingly, the financial statements do not reflect a provision for federal, state, and local income taxes.

U.S. GAAP requires company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other state and local taxing jurisdictions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Company management believes it is no longer subject to income tax examinations for years prior to 2009.

THE REID GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 6 - RELATED PARTY TRASACTIONS

The Company has advances outstanding to its managing member totaling $47,666 as of December 31, 2012. These advances are non-interest bearing and will be repaid as cash flow allows.

NOTE 7 - SUBSEQUENT EVENTS

Management of the Company has evaluated subsequent events through March 5, 2013, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE REID GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2012

Net Capital		
Total members' equity		$ 28,827
Deductions and/or charges:		
Non-allowable assets and other charges:		
Due from related party	$ 47,666	
Other assets	680	
		48,346
Net Capital per rule 15c3-1		$ (19,519)
Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 19,519
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Excess (Deficit) net capital		$ (24,519)
Ratio of an aggregate indebtedness to net capital		(1.00)

SUPPLEMENTAL REPORT



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERAL CONTROL STRUCTURE

To The Management Committee of
The Reid Group, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of The Reid Group, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
March 5, 2013